UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended:	December 31, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Unique Fabricating, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

800 Standard Parkway
Address of Principal Executive Office (Street and Number)

Auburn Hills, Michigan 48236
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Unique Fabricating, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “2020 10-K”), without unreasonable effort and expense. The Company needs additional time as a result of the following:
▪During the year-end close process, the Company identified errors that were not detected as a result of the previously disclosed material weakness within certain controls which require revisions to prior period quarterly 2020 interim financial statements.
▪As a result of the errors noted above, the Company is working to amend its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020, and September 30, 2020 prior to filing its 2020 10-K.
▪The Company expects that its financial results for the measuring period, the six months ended December 31, 2020, will result in the Company being in violation of certain of its financial covenants. The Company has been working with its lending group to enter into a forbearance agreement, which has consumed a significant amount of the Company’s finance and accounting personnel’s time. There can be no assurance that the Company will be able to enter into a forbearance agreement. Until the Company enters into such an agreement, it will not be able to borrow from its bank lenders and even if it does enter into an agreement there can be no assurance that borrowings will be available or on what terms.
In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company intends to file its 2020 10-K within the 15-day extension period.
PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Brian Loftus	(248)	853-2333
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company preliminarily anticipates its 2020 full year financial results will include the following significant changes from results for 2019:
▪Net sales of $120.6 million for 2020, a decrease of 21% compared to 2019
▪Gross profit of $21.1 million for 2020, a decrease of 33% compared to 2019
▪Operating loss of $5.7 million for 2020, an increase of 19% compared to 2019
▪The Company will be in violation of certain of the financial and other covenants contained in its bank credit agreement and expects that it will not have entered into an amendment of the covenants or other provisions of its bank agreement or a waiver of such violations with its lending group prior to filing its 2020 10-K
Special Note Regarding Forward-Looking Statements
This Form 12b-25 contains a number of forward-looking statements. Words such as “intends,” “expect,” “anticipates,” “will,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements set forth herein regarding our beliefs and expectations relating to the filing of the 2020 10-K, the preliminary or anticipated results for 2020 and our relationship with our bank lending group. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the 15-day extension permitted by the rules of the U.S. Securities and Exchange Commission,. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

UNIQUE FABRICATING, INC.
Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2021	By:	/s/ Brian P. Loftus
Brian P. Loftus
Chief Financial Officer